Condensed consolidated interim financial statements
March 31, 2016
(Unaudited)

TASEKO MINES LIMITED
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended March 31,
		2016	2015
	Note

Revenues	3	58,183	55,065
Cost of sales	4
Production costs		(58,487)	(52,736)
Depletion and amortization		(13,510)	(10,308)
Earnings (loss) from mining operations		(13,814)	(7,979)

General and administrative		(3,821)	(4,573)
Share-based compensation	14b	(1,608)	(170)
Exploration and evaluation		(659)	(264)
Gain (loss) on derivatives	5	(1,192)	11,785
Other income (expenses)	7	(2,937)	271
Income (loss) before financing costs and income taxes		(24,031)	(930)

Finance expenses	6	(6,835)	(6,362)
Finance income		256	657
Foreign exchange gain (loss)		19,795	(21,606)
Income (loss) before income taxes		(10,815)	(28,241)

Income tax recovery	8	9,300	3,035
Net income (loss) for the period		(1,515)	(25,206)

Other comprehensive income (loss), net of tax

Unrealized gain (loss) on available-for-sale financial assets		580	222
Foreign currency translation reserve		(7,287)	5,078
Total other comprehensive income (loss) for the period		(6,707)	5,300

Total comprehensive income (loss) for the period		(8,222)	(19,906)

Earnings (loss) per share
Basic		(0.01)	(0.11)
Diluted		(0.01)	(0.11)

Weighted average shares outstanding (thousands)
Basic		221,818	221,809
Diluted		221,818	221,809

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Cash Flows
(Cdn$ in thousands)
(Unaudited)

		Three months ended March 31,
		2016	2015
	Note

Operating activities
Net income (loss) for the period		(1,515)	(25,206)
Adjustments for:
Depletion and amortization		13,597	10,334
Income tax recovery	8	(9,300)	(3,035)
Share-based compensation expense	14b	1,641	206
(Gain)/loss on derivatives	5	1,192	(11,785)
Finance expenses (income)		6,579	5,704
Unrealized foreign exchange loss (gain)		(19,625)	21,469
Deferred electricity payments	13	1,154	-
Other operating activities		(32)	(4)
Net change in non-cash working capital	16	2,203	(1,011)
Cash used for operating activities		(4,106)	(3,328)

Investing activities
Purchase of property, plant and equipment	11	(1,595)	(5,870)
Purchase of copper put options	5	(928)	-
Proceeds from the sale/settlement of derivatives		2,258	17,362
Other investing activities		360	178
Cash provided by investing activities		95	11,670

Financing activities
Repayment of Curis secured loan	12a	(43,767)	-
Repayment of capital leases and equipment loans		(3,246)	(4,368)
Interest paid		(652)	(654)
Proceeds from senior secured credit facility	12b	46,444	-
Financing costs	12	(3,169)	-
Common shares issued on exercise of stock options		3	-
Cash used for financing activities		(4,387)	(5,022)

Effect of exchange rate changes on cash and equivalents		(1,714)	1,641
Increase (decrease) in cash and equivalents		(10,112)	4,961
Cash and equivalents, beginning of period		76,021	53,299
Cash and equivalents, end of period		65,909	58,260

Supplementary cash flow disclosures (Note 16)

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Balance Sheets
(Cdn$ in thousands)
(Unaudited)

		March 31,	December 31,
		2016	2015
	Note

ASSETS
Current assets
Cash and equivalents		65,909	76,021
Accounts receivable		13,097	13,199
Other financial assets	9	1,721	1,602
Inventories	10	42,113	40,621
Prepaids		825	1,617
		123,665	133,060

Other financial assets	9	40,811	40,685
Property, plant and equipment	11	785,792	794,758
Deferred financing costs	12	5,664	–
Other asset		15,985	15,985
Goodwill		5,355	5,706
		977,272	990,194

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		36,359	30,143
Current income tax payable		288	1,038
Current portion of long-term debt	12	17,755	59,801
Interest payable		9,226	4,469
		63,628	95,451

Long-term debt	12	322,436	305,401
Provision for environmental rehabilitation ("PER")		133,665	124,445
Deferred tax liabilities		84,069	94,113
Other financial liabilities	13	9,610	444
		613,408	619,854

EQUITY
Share capital	14	417,949	417,944
Contributed surplus		44,299	42,558
Accumulated other comprehensive income ("AOCI")		8,875	15,582
Retained earnings (deficit)		(107,259)	(105,744)
		363,864	370,340
		977,272	990,194

Commitments and contingencies	15
Subsequent event	19

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Changes in Equity
(Cdn$ in thousands)
(Unaudited)

	Share	Contributed		Retained
	capital	surplus	AOCI	earnings (deficit)	Total

Balance at January 1, 2015	417,944	40,890	6,833	(43,392)	422,275
Share-based compensation	-	239	-	-	239
Total comprehensive income (loss) for the period	-	-	5,300	(25,206)	(19,906)
Balance at March 31, 2015	417,944	41,129	12,133	(68,598)	402,608

Balance at January 1, 2016	417,944	42,558	15,582	(105,744)	370,340
Issuance of warrants (Note 12b)		830	-	-	830
Exercise of options	5	(1)	-	-	4
Share-based compensation	-	912	-	-	912
Total comprehensive income (loss) for the period	-	-	(6,707)	(1,515)	(8,222)
Balance at March 31, 2016	417,949	44,299	8,875	(107,259)	363,864

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

1. REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The unaudited condensed consolidated interim financial statements of the Company as at and for the periods ended March 31, 2016 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint arrangement since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia, Canada and the state of Arizona, USA. Seasonality does not have a significant impact on the Company’s operations.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2015 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Audit and Risk Committee of the Board on May 11, 2016.

(b) Use of judgements and estimates

In preparing these interim financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the condensed financial statements as at end for the year ended December 31, 2015.

(c) Changes in accounting policies and disclosures

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. These amendments did not have an impact the Company’s financial statements as revenue-based depreciation or amortization methods are not used.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

(d) New accounting standards

The Company has not applied the following revised or new IFRS that have been issued but were not yet effective at March 31, 2016. These accounting standards are not expected to have a significant effect on the Company’s accounting policies or financial statements:

  IFRS 9, Financial Instruments as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities, as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2018. The Company will evaluate the impact of the change to the financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

  On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The impact of adoption of the standard has not yet been determined.

  In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). IFRS 16 is effective from January 1, 2019. A company can choose to apply IFRS 16 before that date but only if it also applies IFRS 15 Revenue from Contracts with Customers. IFRS 16 completes the IASB’s project to improve the financial reporting of leases. IFRS 16 replaces the previous leases Standard, IAS 17 Leases and related interpretations. The Company will evaluate the impact of the change to the financial statements based on the characteristics of leases outstanding at the time of adoption.

3. REVENUE

	Three months ended
		March 31,
	2016	2015
Copper concentrate	63,581	58,663
Copper cathode	-	(130)
Total copper sales	63,581	58,533
Molybdenum concentrate	-	2,598
Silver contained in copper concentrate	916	704
Total gross revenue	64,497	61,835
Less: Treatment and refining costs	(6,314)	(6,770)
Revenue	58,183	55,065

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

4. COST OF SALES

	Three months ended
		March 31,
	2016	2015
Site operating costs	53,807	56,180
Transportation costs	3,593	3,617
Changes in inventories of finished goods and ore stockpiles	1,087	(7,061)
Production costs	58,487	52,736
Depletion and amortization	13,510	10,308
Cost of sales	71,997	63,044

Cost of sales consists of site operating costs (which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair and maintenance costs, consumables, operating supplies and external services), transportation costs and depletion and amortization.

5. DERIVATIVE INSTRUMENTS

During the first quarter of 2016, the Company purchased copper put option contracts for 15 million pounds of copper for the second quarter of 2016 at a strike price of US$2.15 per pound, at a total cost of $928. The fair value of the outstanding options at March 31, 2016 is $765.

The following table outlines the gain (losses) associated with derivative instruments:

	Three months ended
		March 31,
	2016	2015
Realized gain (loss) on copper put options	(491)	13,536
Unrealized gain (loss) on copper put options	(163)	(1,751)
Change in fair value of derivative liabilities (Note12b)	(538)	-
	(1,192)	11,785

6. FINANCE EXPENSES

	Three months ended
		March 31,
	2016	2015
Interest expense	6,180	5,705
Accretion on PER	655	657
	6,835	6,362

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

7. OTHER EXPENSES/(INCOME)

	Three months ended
		March 31,
	2016	2015
Special shareholder meeting costs	2,814	-
Other financing costs	616	-
Management fee income	(234)	(281)
Other operating income	(227)	10
Gain on sale of property, plant & equipment	(32)	-
	2,937	(271)

Special shareholder meeting costs include legal and other advisory costs associated with the proxy contest and a shareholder meeting that was requisitioned by a shareholder.

8. INCOME TAX

	Three months ended
		March 31,
	2016	2015
Current expense (recovery)	-	-
Deferred expense (recovery)	(9,300)	(3,035)
	(9,300)	(3,035)

9. OTHER FINANCIAL ASSETS

	March 31,	December 31,
	2016	2015
Current:
Copper put option contracts (Note 5)	765	671
Marketable securities – available for sale	956	931
	1,721	1,602
Long-term:
Subscription receipts – available for sale	10,333	10,333
Reclamation deposits – available for sale	30,478	30,352
	40,811	40,685

10. INVENTORIES

	March 31,	December 31,
	2016	2015
Ore stockpiles	9,509	7,678
Copper concentrate	3,112	6,030
Materials and supplies	29,492	26,913
	42,113	40,621

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

During the three month period ended March 31, 2016, a write-down of $1,225 (December 31, 2015 - $6,648) was recorded through cost of sales in order to value ore stockpile inventory at net realizable value.

11. PROPERTY, PLANT & EQUIPMENT

During the three month period ended March 31, 2016, the Company capitalized stripping costs of $679 and incurred $224 of other capital expenditures at Gibraltar. In addition, the Company capitalized development costs of $703 for the Florence Copper Project and $95 for the Aley Niobium Project.

The Company also capitalized interest of $1,270 during the three month period ended March 31, 2016, related to the Florence Copper Project. The rehabilitation cost asset increased by $8,649 for the three month period ended March 31, 2016, as a result of changes in estimates during the period including market driven discount rate changes. The Company incurred depletion and amortization in mining operations of $13,510 for the three month period ended March 31, 2016.

12. DEBT

	March 31, 2016		December 31, 2015

	Carrying Value	Fair Value	Carrying Value	Fair Value
Current:
Curis secured loan (Note a)	-	-	42,877	42,877
Capital leases	8,870	9,416	7,648	8,181
Secured equipment loans	8,885	8,838	9,276	8,236
	17,755	18,254	59,801	59,294
Long-term:
Senior notes	257,015	128,472	273,876	139,507
Senior secured credit facility (Note b)	38,849	38,633	-	-
Capital leases	17,709	18,798	19,941	21,329
Secured equipment loans	8,863	8,863	11,584	12,561
	322,436	194,766	305,401	173,397

(a) Curis secured loan

As a result of the acquisition of Curis Resources Ltd. (“Curis”) in November, 2014, the Company assumed Curis’s secured loan agreement with RK Mine Finance Trust I (“Red Kite”).

On February 1, 2016, the Company repaid the full outstanding principal and accrued interest in the amount of $43,767 with proceeds from the Company’s newly arranged senior secured credit facility (Note 12b).

(b) Senior Secured Credit Facility

On January 29, 2016, the Company entered into a US$70,000 senior secured credit facility (the “Facility”) with EXP T1 Ltd., an affiliate of Red Kite. Amounts drawn under the Facility accrue interest on a monthly basis at a rate of three-month LIBOR plus 7.5% per annum, subject to a minimum LIBOR of 1%. The loan principal and all accrued interest is payable upon maturity of the Facility. The Facility was subject to an up-front arrangement fee of 2.5% payable by Taseko but there are no commitment fees on the undrawn portion of the Facility. The Facility matures on June 30, 2017. The Facility includes an option to extend the maturity to March 29, 2019, subject to payment of an extension fee equal to 1.25% of the outstanding balance. The Facility is repayable at any time without penalty and does not impose any off-take obligations on the Company.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

The Facility is secured by a first priority charge over substantially all assets of the Company, including the Company’s 75% joint venture interest in the Gibraltar Mine, shares in all material subsidiaries and the Florence Copper project assets. The availability of the Facility is subject to conditions and covenants, including maintenance of a minimum working capital balance of $US 20 million. As at March 31, 2016, the Company is in compliance with these covenants.

The first tranche of the Facility was drawn on January 29, 2016 and the proceeds of $46,444 ($US 33.2 million) were used to repay the Curis secured loan (Note 12(a)) and to pay the arrangement fee and other transaction costs.

In connection with the Facility, the Company has issued a call option for 7,500 MT of copper with a strike price of US$ 2.04/lb. The call option matures in 2019 and an amount will be payable to Red Kite based on the average copper price during the month of March 2019, subject to a maximum amount of US $15,000. The initial fair value of the copper call option was estimated to be $6,081 and was revalued at $6,659 as at March 31, 2016 (Note 5). In addition, an embedded derivative liability has been recognized in relation to the interest rate floor (minimum LIBOR of 1%). The initial fair value of this embedded derivative was estimated to be $665 and was revalued at $624 as at March 31, 2016 (Note 5).

The Company has also issued share purchase warrants to acquire 4,000,000 common shares of the Company at any time until May 9, 2019 at an exercise price of $0.51/share. The total fair value of the warrants was estimated to be $830 at the date of grant.

As at March 31, 2016 the Company had incurred total deferred debt financing costs of $10,745, which includes the initial fair value of the copper call option, warrants and embedded derivative, the arrangement fee and other transaction costs. These costs are initially deferred and subsequently reclassified to the loan on a pro-rata basis as loan amounts are drawn down, and then amortized over the life of the loan using the effective interest rate method.

Carrying Value
March 31, 2016
Outstanding principal (US $33,160)	43,065
Accrued interest	634
Loan obligation	43,699
Deferred financing costs, net of amortization	(4,850)
Senior secured credit facility	38,849

Subsequent to March 31, 2016, the Company drew an additional US $20,000 of the available Loan Facility.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

13. OTHER FINANCIAL LIABILITIES

	March 31,	December 31,
	2016	2015
Long-term:
Fair value of copper call option liability (Note 12b)	6,659	-
Derivative liability – interest rate floor (Note 12b)	624	-
Amounts payable to BC Hydro	1,154	-
Deferred share units (Note 14b)	1,173	444
	9,610	444

In the first quarter of 2016, the Company has deferred electricity payments of $1,154 under BC Hydro’s five-year power rate deferral program for BC mines. Under the program, effective March 1, 2016 the Gibraltar mine will be able to defer up to 75% of electricity costs. The amount of deferral is based on a formula that incorporates the average copper price during the preceding month. The balance, plus interest at the prime rate plus 5%, will be repayable if the average copper price exceeds a threshold amount or at the end of the five year term. Accordingly, the deferred amounts have been classified as a long-term financial liability.

14. EQUITY

(a) Share capital

(thousands of shares)	Common shares
Common shares outstanding at January 1, 2016	221,809
Exercise of share options	9
Common shares outstanding at March 31, 2016	221,818

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

(b) Share-Based Compensation

(thousands of options)	Options	Average price
Outstanding at January 1, 2016	11,557	2.55
Granted	2,601	0.38
Exercised	(9)	0.38
Forfeited	(36)	0.68
Expired	(1,670)	5.13
Outstanding at March 31, 2016	12,443	1.76

During the three month period ended March 31, 2016, the Company granted 2,601,000 share options to directors, executives and employees. The fair value of options granted was $442 (2015 –$Nil) and had a weighted average grant-date fair value of C$0.17 (2015 – $Nil) per option.

Assumptions used in calculating fair value of options granted during the period were as follows:

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

Three months ended
March 31, 2016
Weighted Average Forfeiture Rate (%)	0%
Weighted Average Market Price	0.38
Weighted Average Volatility (%)	52%
Weighted Average Risk Free Interest Rate (%)	0.57%
Weighted Average Dividend Yield (%)	0%
Weighted Average Expected Life (years)	4.49

The Company has other share-based compensation plans in the form of Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”).

The continuity of DSUs and PSUs issued and outstanding is as follows:

	DSUs	PSUs
Outstanding at January 1, 2016	915,371	461,500
Granted	714,000	1,107,059
Outstanding at March 31, 2016	1,629,371	1,568,559

Grants of PSUs in the first quarter of 2016 include 645,559 PSU’s issued to executives in lieu of annual incentive plan payments for 2015. These PSU’s will vest in September 2017 and entitle the holder to a cash or equity payment at that time. All other outstanding PSU awards entitle the holder to a cash or equity payment at the end of a three-year performance period based on the Company’s total shareholder return relative to a peer group of companies. During the three month period ended March 31, 2016 the fair value of DSUs and PSUs granted was $750 (2015 – $Nil), with a weighted average fair value at the grant date of $0.38 per unit for the DSUs (2015 – $Nil) and $0.74 per unit for the PSUs (2015 – $Nil).

A total share based compensation expense of $1,641 has been recognized for the three month period ended March 31, 2016 (2015:$206).

15. COMMITMENTS AND CONTINGENCIES

(a) Commitments

At March 31, 2016, the Company’s share of operating commitments totalled $15,632. There were no outstanding capital commitments at March 31, 2016.

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As at March 31, 2016, this debt totaled $44,327 on a 75% basis.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

16. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended
		March 31,
	2016	2015
Change in non-cash working capital items
Accounts receivable	(1,976)	(5,715)
Inventories	(1,492)	(8,579)
Prepaids	797	399
Accounts payable and accrued liabilities	6,192	(5,640)
Interest payable	(568)	443
Income tax (paid) received	(750)	18,081
	2,203	(1,011)
Non-cash investing and financing activities
Copper call option (Note 12b)	6,081	-
Share purchase warrants (Note 12b)	830	-
Interest rate floor (Note 12b)	665	-
	7,576	-

17. RELATED PARTIES

Related party transactions

	Transaction value for the
	three months ended		Due (to) from related parties
		March 31,		as at March 31,
	2016	2015	2016	2015
Hunter Dickinson Services Inc.:
General and administrative expenses	394	1,131
Exploration and evaluation expenses	7	101
	401	1,232	(64)	(593)
Gibraltar joint venture:
Management fee income	300	281
Reimbursable compensation expenses and third party costs	23	29
	323	310	111	574

Three directors of the Company are also principals of Hunter Dickinson Services Inc. (HDSI), a private company. HDSI invoices the Company for their executive services (director fees) and for other services provided by HDSI. During the first quarter of 2016, the Company incurred total costs of $401 (Q1 2015: $696) in transactions with HDSI. Of these, $181 (Q1 2015: $367) related to administrative, legal and tax services, $150 related to reimbursements of office rent costs (Q1 2015: $147), and $70 (Q1 2015: $182) related to director fees for two Taseko directors who are also principals of HDSI. In the first quarter of 2015, the Company also incurred costs of $536 through HDSI related to compensation of Taseko’s CEO who is also a principal of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

18. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

	Level 1	Level 2	Level 3	Total
March 31, 2016
Financial assets designated as FVTPL
Copper put option contracts	-	765	-	765
Available-for-sale financial assets
Marketable Securities	956	-	-	956
Subscription receipts	-	-	10,333	10,333
Reclamation deposits	30,478	-	-	30,478
	31,434	765	10,333	42,532
Financial liabilities
Copper call option (Note 12b)	-	6,659	-	6,659
Interest rate floor (Note 12b)	-	624	-	624
	-	7,283	-	7,283
December 31, 2015
Financial assets designated as FVTPL
Copper put option contracts	-	671	-	671
Available-for-sale financial assets
Marketable Securities	931	-	-	931
Subscription receipts	-	-	10,333	10,333
Reclamation deposits	30,352	-	-	30,352
	31,283	671	10,333	42,287

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable and payable approximate their fair value as at March 31, 2016.

The fair value of the senior notes, a Level 1 instrument, is determined based upon publicly available information. The fair value of the capital leases and secured equipment loans, level 2 instruments, are determined through discounting future cash flows at an interest rate of 5.49% based on the relevant loans effective interest rate. The fair value of the senior secured credit facility, a level 2 instrument, is determined through discounting future cash flows at an interest rate of 12.63% based on the effective interest rate.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

The fair values of the level 2 instruments are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

Some of the Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

The subscription receipts, a level 3 instrument, are valued based on a third party transaction in the last twelve months.

Commodity Price Risk

Provisional pricing mechanisms embedded within the Company’s sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivables. The table below summarizes the impact on revenue and equity for changes in commodity prices on the fair value of derivatives and the provisionally invoiced sales volumes.

As at March 31,
2016
Copper increase/decrease by US$0.21/lb.[1,2]	3,452

1The analysis is based on the assumption that the period-end copper price increases 10% with all other variables held constant. The closing exchange rate for the quarter ended March 31, 2016 of CAD/USD 1.2987 was used in the analysis.
2At March 31, 2016, 12.5 million pounds of copper in concentrate were exposed to copper price movements.

19. SUBSEQUENT EVENTS

Subsequent to March 31, 2016, the Company drew an additional US $20,000 of the available Loan Facility (Note 12b).